Exhibit 99.2

The RoyaLand Company Ltd. Commences Trading on the OTCQB® Venture
Market Under Ticker Symbol ‘RLNDF’

Hamilton, Bermuda and Paris, France, Nov. 14, 2024 (GLOBE NEWSWIRE) -- The RoyaLand Company Ltd. (“RoyaLand” or the “Company”), a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game experience, TheRoyal.Land, today announced that the Company’s common shares have commenced trading on the OTCQB® under the ticker symbol “RLNDF.”

The listing on the OTCQB® is expected to provide enhanced visibility and liquidity for the Company’s investors.

Developed by HRH Prince Emanuele di Savoia -- grandson of the last King of Italy and the Company’s founding CEO -- The Royal.Land is the only game experience created with the direct support of and affiliation with the world’s leading historical royal families. In addition to HRH di Savoia’s family, these include the former royal families of Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg.

TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience expected to be commercialized in 2025.

“A public quotation on a regulated market as well regarded as the OTCQB is a great milestone for our company, as it provides a platform to accelerate our development and commercialization of TheRoyal.Land,” said HRH di Savoia. “We look forward to continuing to work with our current royal families, as well as adding others, to build an exhilarating and educational game experience we believe will have significant market appeal across multiple platforms around the globe.”

HRH di Savoia said he expected a Beta version of TheRoyal.Land to be available by January 2025.

For more information, please visit the Company’s website at https://theroyaland.net/

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content.

TheRoyal.Land is being developed in collaboration with the Company’s founder and CEO Emanuele Filiberto di Savoia -- the grandson of the last King of Italy – as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho, and Mecklenburg, TheRoyal.Land is intended to integrate these families’ first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

Website: https://theroyaland.net/

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements that are subject to various risks and uncertainties. In addition, our representatives or we may make forward-looking statements orally or in writing from time to time. We base these forward-looking statements on our expectations and projections about future events, which we derive from the available information. Such forward-looking statements relate to future events or our future performance, including our financial performance and projections, revenue and earnings growth, and business prospects and opportunities. You can identify forward-looking statements by those that are not historical facts, particularly those that use terminology such as “intends,” “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Although the Company believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” and elsewhere in the offering statement filed with the SEC. Forward-looking statements speak only as of the date of the document in which they are contained, and Company does not undertake any duty to update any forward-looking statements except as may be required by law.

Contact Information:

For Media and Investor Relations
Emanuele Filiberto di Savoia, CEO
The RoyaLand Company Ltd.
Email: emanuele@theroyal.land

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com